EXHIBIT 99
                        HUGHES ELECTRONICS CORPORATION

                           FINANCIAL STATEMENTS AND
                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


                           STATEMENT OF INCOME AND
                  AVAILABLE SEPARATE CONSOLIDATED NET INCOME
                                 (Unaudited)
                                                            Three Months Ended
                                                                March  31,
                                                            1999          1998
                                                            ----          ----
                                                         (Dollars in Millions
                                                       Except Per Share Amounts)
Revenues
  Product sales                                            $716.1        $692.1
  Direct broadcast, leasing and other services              735.7         598.9
                                                         --------      --------
Total Revenues                                            1,451.8       1,291.0
                                                          -------       -------
Operating Costs and Expenses
  Cost of products sold                                     669.2         542.3
  Broadcast programming and other costs                     291.6         264.8
  Selling, general and administrative expenses              404.8         302.6
  Depreciation and amortization                             123.0          97.7
  Amortization of GM purchase accounting adjustments          5.3           5.3
                                                       ----------    ----------
Total Operating Costs and Expenses                        1,493.9       1,212.7
                                                          -------       -------
Operating (Loss) Profit                                     (42.1)         78.3
Interest income                                              13.6          37.5
Interest expense                                             (6.9)         (3.0)
Other, net                                                  137.7         (34.3)
                                                          -------      --------
Income Before Income Taxes, Minority Interests and
 Cumulative Effect of Accounting Change                     102.3          78.5
Income taxes                                                 35.8          31.4
Minority interests in net losses of subsidiaries              6.5           1.3
                                                        ---------     ---------
Income before cumulative effect of accounting change         73.0          48.4
Cumulative effect of accounting change, net of taxes            -          (9.2)
                                                      -----------     ----------
Net Income                                                   73.0          39.2
Adjustments to exclude the effect of
  GM purchase accounting adjustments                          5.3           5.3
                                                        ---------     ---------
Earnings Used for Computation of Available
  Separate Consolidated Net Income                      $    78.3     $    44.5
                                                         ========      ========

Available Separate Consolidated Net Income
Average number of shares of General Motors Class H
  Common Stock outstanding (in millions) (Numerator)        106.3         104.1
Class H dividend base (in millions) (Denominator)           400.2         399.9
Available Separate Consolidated Net Income              $    20.8     $    11.5
                                                         ========      ========
Earnings Attributable to General Motors
 Class H Common Stock on a Per Share Basis
  Basic                                                      $0.20        $0.11
                                                              ====         ====
  Diluted                                                    $0.19        $0.11
                                                              ====         ====

Reference should be made to the Notes to Financial Statements.

                        HUGHES ELECTRONICS CORPORATION

                                BALANCE SHEET


                                                         March 31,
                                                            1999   December 31,
                  ASSETS                               (Unaudited)     1998
                                                       -----------     ----
                                                         (Dollars in Millions)
Current Assets
  Cash and cash equivalents                             $780.0       $1,342.1
  Accounts and notes receivable (less allowances)        849.3          922.4
  Contracts in process, less advances and progress
   payments of $25.2 and $27.0                           713.2          783.5
  Inventories                                            578.8          471.5
  Prepaid expenses and other, including deferred income
   taxes of $17.3 and $33.6                              295.4          326.9
                                                      --------       --------
Total Current Assets                                   3,216.7        3,846.4
Satellites, net                                        3,580.5        3,197.5
Property, net                                          1,061.2        1,059.2
Net Investment in Sales-type Leases                      167.9          173.4
Intangible Assets, net of accumulated amortization
  of $441.6 and $413.2                                 3,732.9        3,552.2
Investments and Other Assets                           1,652.5        1,606.3
                                                     ---------      ---------
Total Assets                                         $13,411.7      $13,435.0
                                                      ========       ========

                  LIABILITIES AND STOCKHOLDER'S EQUITY
Current Liabilities
  Accounts payable                                      $710.2         $764.1
  Advances on contracts                                  302.0          291.8
  Deferred revenues                                       51.7           43.8
  Current portion of long-term debt                      170.3          156.1
  Accrued liabilities                                    664.0          753.7
                                                       -------        -------
Total Current Liabilities                              1,898.2        2,009.5
                                                       -------        -------
Long-Term Debt                                           856.6          778.7
Deferred Gains on Sales and Leasebacks                    65.0          121.5
Accrued Operating Leaseback Expense                        6.1           56.0
Postretirement Benefits Other Than Pensions              151.2          150.7
Other Liabilities and Deferred Credits                   846.0          811.1
Deferred Income Taxes                                    651.9          643.9
Commitments and Contingencies
Minority Interests                                       485.6          481.7
Stockholder's Equity
  Capital stock and additional paid-in capital         8,150.4        8,146.1
  Net income retained for use in the business            330.8          257.8
Subtotal Stockholder's Equity                          8,481.2        8,403.9
  Accumulated Other Comprehensive Income (Loss)
   Minimum pension liability adjustment                  (37.1)         (37.1)
   Accumulated unrealized gains on securities             11.5           16.1
   Accumulated foreign currency translation adjustments   (4.5)          (1.0)
  Accumulated other comprehensive loss                   (30.1)         (22.0)
                                                     ----------     ---------
Total Stockholder's Equity                             8,451.1        8,381.9
                                                      --------       --------
Total Liabilities and Stockholder's Equity           $13,411.7      $13,435.0
                                                      ========       ========


Reference should be made to the Notes to Financial Statements.

                        HUGHES ELECTRONICS CORPORATION

                      CONDENSED STATEMENT OF CASH FLOWS
                                 (Unaudited)




                                                            Three Months Ended
                                                                 March 31,
                                                            1999          1998
                                                            ----          ----
                                                          (Dollars in Millions)
Cash Flows from Operating Activities
     Net Cash Provided by (Used in) Operating Activities    $6.5       $(38.7)
                                                             ---        ------

Cash Flows from Investing Activities
Investment in companies, net of cash acquired             (242.1)        (8.4)
Expenditures for property                                  (47.1)       (38.1)
Increase in satellites                                    (230.2)      (270.1)
Early buy-out of satellite under sale and leaseback       (141.3)       (96.6)
Proceeds from disposal of property                            -          17.6
                                                       ---------       ------
     Net Cash Used in Investing Activities                (660.7)      (395.6)
                                                           -----        -----

Cash Flows from Financing Activities
Net increase in notes and loans payable                     14.2           -
Long-term debt borrowings                                  405.0        875.0
Repayment of long-term debt                               (327.1)      (725.0)
                                                           -----        -----
     Net Cash Provided by Financing Activities              92.1        150.0
                                                          ------        -----

Net decrease in cash and cash equivalents                 (562.1)      (284.3)
Cash and cash equivalents at beginning of the period     1,342.1      2,783.8
                                                         -------      -------
Cash and cash equivalents at end of the period         $   780.0     $2,499.5
                                                        ========      =======

Reference should be made to the Notes to Financial Statements.

                        HUGHES ELECTRONICS CORPORATION

                        NOTES TO FINANCIAL STATEMENTS
                                 (Unaudited)

Note 1.  Basis of Presentation

   The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial reporting. In the opinion of management, all adjustments (consisting only of normal recurring items) which are necessary for a fair presentation have been included. The results for interim periods are not necessarily indicative of results that may be expected for any other interim period or for the full year. For further information, refer to the financial statements and notes thereto included in the General Motors ("GM") 1998 Annual Report on Form 10-K.
   The financial statements include the applicable portion of intangible assets, including goodwill, and related amortization resulting from purchase accounting adjustments associated with GM's purchase of Hughes in 1985.
   In 1998, Hughes adopted American Institute of Certified Public Accountants Statement of Position ("SOP") 98-5, Reporting on the Costs of Start-Up Activities. SOP 98-5 requires that all start-up costs previously capitalized be written off and recognized as a cumulative effect of accounting change, net of taxes, as of the beginning of the year of adoption. On a prospective basis, these types of costs are required to be expensed as incurred. The unfavorable cumulative effect of this accounting change was $9.2 million after-tax, or $0.02 per share of GM Class H common stock in the first quarter of 1998.

Note 2.  Inventories

Major Classes of Inventories

                                                     March 31,  December 31,
(Dollars in Millions)                                 1999          1998
                                                      ----          ----

Productive material and supplies                      $72.2       $73.4
Work in process                                       390.0       285.1
Finished goods                                        116.6       113.0
                                                      -----       -----
   Total                                             $578.8      $471.5
                                                      =====       =====

Note 3.  Comprehensive Income

   Hughes' total comprehensive income was as follows:

                                                           Three Months Ended
                                                                March 31,
(Dollars in Millions)                                        1999        1998
                                                             ----        ----

Net income                                                  $73.0       $39.2
Other comprehensive loss:
   Foreign currency translation adjustments                  (3.5)       (0.3)
   Unrealized loss on securities                             (4.6)       (0.6)
                                                            -----       -----
     Other comprehensive loss                                (8.1)       (0.9)
                                                            -----       -----
      Total comprehensive income                            $64.9       $38.3
                                                             ====        ====

Note 4. Earnings Per Share Attributable to GM Class H Common Stock and Available Separate Consolidated Net Income

   Earnings per share attributable to GM Class H common stock is determined based on the relative amounts available for the payment of dividends to holders of GM Class H common stock. Holders of GM Class H common stock have no direct rights in the equity or assets of Hughes, but rather have rights in the equity and assets of GM (which includes 100% of the stock of Hughes).

                        HUGHES ELECTRONICS CORPORATION

                                 (Unaudited)

Note 4. Earnings Per Share Attributable to GM Class H Common Stock and Available Separate Consolidated Net Income - Concluded

   Amounts available for the payment of dividends on GM Class H common stock are based on the Available Separate Consolidated Net Income ("ASCNI") of Hughes. The ASCNI of Hughes is determined quarterly and is equal to the separate consolidated net income of Hughes, excluding the effects of GM purchase accounting adjustments arising from GM's acquisition of Hughes (earnings used for computation of ASCNI), multiplied by a fraction, the numerator of which is a number equal to the weighted-average number of shares of GM Class H common stock outstanding during the period (106.3 million and 104.1 million during the first quarters of 1999 and 1998, respectively) and the denominator of which was 400.2 and 399.9 million during the first quarters of 1999 and 1998, respectively. The denominator used in determining the ASCNI of Hughes may be adjusted from time-to-time as deemed appropriate by the GM Board of Directors ("GM Board") to reflect subdivisions or combinations of the GM Class H common stock, certain transfers of capital to or from Hughes, the contribution of shares of capital stock of GM to or for the benefit of Hughes employees and the retirement of GM Class H common stock purchased by Hughes. The GM Board's discretion to make such adjustments is limited by criteria set forth in GM's Restated Certificate of Incorporation.
   Effective January 1, 1999, shares of Class H common stock delivered by GM in connection with the award of such shares to and the exercise of stock options by employees of Hughes will increase the denominator of the fraction referred to above. The basic and diluted earnings per share for Class H stock for the period ended March 31, 1999 (in million except per share amounts) is as follows:

                                                                   Per Share
                                          ASCNI      Shares          Amount
   Period Ended March 31, 1999

   Basic EPS                              $20.8      106.3           $0.20

   Effect of Dilutive Securities            0.8        5.9            0.01
                                            ---        ---            ----


   Diluted EPS                            $21.6      112.2           $0.19
                                          =====      =====           =====

   Basic and diluted earnings attributable to Class H common stock on a per share basis were $0.11 at March 31, 1998.

Note 5.  Other Postretirement Benefits

   Hughes has disclosed in the financial statements certain amounts associated with estimated future postretirement benefits other than pensions and characterized such amounts as "accumulated postretirement benefit obligations," "liabilities" or "obligations." Notwithstanding the recording of such amounts and the use of these terms, Hughes does not admit or otherwise acknowledge that such amounts or existing postretirement benefit plans of Hughes (other than pensions) represent legally enforceable liabilities of Hughes.

Note 6.  Acquisitions

   On January 22, 1999, Hughes agreed to acquire PRIMESTAR's 2.3 million subscriber medium-power direct-to-home satellite business and the high-power satellite assets and direct-broadcast satellite orbital frequencies of Tempo Satellite, a wholly-owned subsidiary of TCI Satellite Entertainment, Inc. The transactions will be accounted for using the purchase method of accounting. On April 28, 1999, the acquisition of PRIMESTAR's direct-to-home business was completed. The purchase price consisted of $1.1 billion in cash and 4,871,448 shares of GM Class H common stock, for a total purchase price of $1.33 billion, based on the average market price of $47.87 per share of Class H common stock at the time the acquisition agreement was signed. The purchase price for the Tempo Satellite assets consists of $500.0 million in cash. Of this purchase price, $150.0 million was paid on March 10, 1999 for a satellite that has not yet been launched. The remaining $350.0 million is for an in-orbit satellite and related satellite orbital frequencies. Such amount is payable upon Federal Communications Commission approval of the transfer of the 11 frequencies, which is expected in mid-1999. There can be no assurance that the Federal Communications Commission will approve this transfer or that this portion of the Tempo Satellite transaction will be consummated.

                        HUGHES ELECTRONICS CORPORATION

                                 (Unaudited)


Note 6.  Acquisitions (concluded)

     In December 1998, Hughes agreed to acquire all of the outstanding capital stock of United States Satellite Broadcasting Company, Inc. ("USSB"). USSB provides direct-to-home premium satellite programming in conjunction with DIRECTV's basic programming service. USSB launched its service in June 1994 and, as of March 31, 1999, had more than 2.2 million subscribers nationwide, 90% of whom are also DIRECTV subscribers. The acquisition will be accounted for using the purchase method of accounting. The purchase price, consisting of cash and GM Class H common stock, will be determined at closing based upon an agreed-upon formula and will not exceed $1.62 billion in the aggregate. Subject to certain limitations in the merger agreement, USSB shareholders will be entitled to elect to receive cash or shares of GM Class H common stock. The amount of cash to be paid in the merger cannot be less than 30% or greater than 50% of the aggregate purchase price with the remaining consideration consisting of GM Class H common stock. The merger, which is subject to USSB shareholder approval, is expected to close in the second quarter of 1999.
   In October 1998, Hughes agreed to acquire, pending regulatory approval in Mexico, an additional ownership interest in Grupo Galaxy Mexicana, S.A. de C.V. ("GGM"), a Galaxy Latin America, LLC local operating company located in Mexico, from Grupo MVS, S.A. de C.V. The GGM transaction was completed in February 1999 upon receipt of government regulatory approval in Mexico. Hughes' equity ownership represents 49.0% of the voting equity and all of the non-voting equity of GGM. The GGM transaction was accounted for using the purchase method of accounting. The increased ownership resulted in GGM's consolidation since the date of acquisition.

Note 7.  Segment Reporting

   Hughes' segments, which are differentiated by their products and services, include Direct-To-Home Broadcast, Satellite Services, Satellite Systems and Network Systems. Direct-To-Home Broadcast is engaged in acquiring, promoting, selling and/or distributing digital programming via satellite to residential and commercial customers. Satellite Services is engaged in the selling, leasing and operating of satellite transponders and providing services for cable television systems, news companies, Internet service providers and private business networks. Satellite Systems designs, manufactures and markets satellites and satellite components. Network Systems products include satellite-based business networks and Internet access service, cellular-based fixed wireless telephony systems, mobile cellular digital packet data systems and DIRECTV(TM) receiver equipment. Other includes the corporate office and other entities.

Operating Segments:

                 Direct-To-
                 Home      Satellite Satellite  Network         Elimi-
                 Broadcast Services  Systems    Systems  Other  nations   Total
                 ------------------  -------    -------  -----  -------   -----
(Dollars in Millions)
For the Three Months Ended:

March 31, 1999
External Revenues $556.0   $159.7     $535.6    $200.5     -        -   $1,451.8
Intersegment
  Revenues           0.6     33.8       94.7      30.4    $0.2  $(159.7)      -
-------------------------------------------------------------------------------
Total Revenues    $556.6   $193.5     $630.3    $230.9    $0.2  $(159.7)$1,451.8
--------------------------------------------------------------------------------
Operating (Loss)
   Profit(1)      $(23.4)   $78.3     $(14.4)   $(17.8) $(13.4)  $(51.4) $(42.1)
--------------------------------------------------------------------------------



March 31, 1998
External Revenues $387.9   $167.1     $553.7    $179.1    $3.2      -   $1,291.0
Intersegment
  Revenues           -       25.9       70.6       5.6     0.3  $(102.4)      -
--------------------------------------------------------------------------------
Total Revenues    $387.9   $193.0     $624.3    $184.7    $3.5  $(102.4)$1,291.0
--------------------------------------------------------------------------------
Operating (Loss)
  Profit(1)       $(31.6)   $84.9      $55.1    $(11.9) $(10.8)   $(7.4    $78.3
--------------------------------------------------------------------------------


 (1) Includes amortization arising from purchase accounting adjustments related to GM's acquisition of Hughes amounting to $0.8 million in each of the three-month periods for the Satellite Services segment and $4.5 million in each of the three-month periods for Other.

                        HUGHES ELECTRONICS CORPORATION

                   NOTES TO FINANCIAL STATEMENTS--Concluded
                                 (Unaudited)

Note 8.  Contingencies

   In connection with the 1997 spin-off of the defense electronics business of Hughes' predecessor and the subsequent merger of that business with Raytheon Company, the terms of the merger agreement provided a process for resolving disputes that might arise in connection with post-closing financial adjustments that were also called for by the terms of the merger agreement. Such financial adjustments might require a cash payment from Raytheon to Hughes or vice versa. A dispute currently exists regarding the post-closing adjustments which Hughes and Raytheon have proposed to one another and related issues regarding the adequacy of disclosures made by Hughes to Raytheon in the period prior to consummation of the merger. In an attempt to resolve the dispute, Hughes gave notice to Raytheon to commence an arbitration process pursuant to the procedures under the merger agreement. Raytheon responded by filing an action in Delaware Chancery Court which seeks to enjoin the arbitration as premature. That litigation is now inactive and Raytheon and Hughes are now proceeding with the dispute resolution process. It is possible that the ultimate resolution of the post-closing financial adjustment and of related disclosure issues may result in Hughes making a payment to Raytheon that would be material to Hughes. However, the amount of any payment that either party might be required to make to the other cannot be determined at this time. Hughes intends to vigorously pursue resolution of the disputes through the arbitration processes, opposing the adjustments proposed by Raytheon, and seeking the payment from Raytheon that it has proposed.
   On February 24, 1999, the Department of Commerce notified Hughes that it intended to deny a U.S. government export license Hughes was required to obtain in connection with a contract with Asia-Pacific Mobile Telecommunications Satellite Pte. Ltd. ("APMT") for the provision of a satellite-based mobile telecommunications system. As a result, APMT and Hughes terminated the contract on April 9, 1999, resulting in a pre-tax charge to Hughes' earnings of $92 million in the first quarter of 1999.
   Hughes had maintained a suit against the U.S. government since September 1973 regarding the U.S. government's infringement and use of a Hughes patent covering "Velocity Control and Orientation of a Spin Stabilized Body," principally satellites (the "Williams Patent"). In April 1998, the U.S. Court of Appeals for the Federal Circuit reaffirmed earlier decisions in the Williams Patent case including the award of $114.0 million in damages, plus interest. In March 1999, Hughes received and recognized as income a $154.6 million payment from the U.S. government as a final disposition of the suit.

                        HUGHES ELECTRONICS CORPORATION

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following management's discussion and analysis should be read in conjunction with the Hughes management's discussion and analysis included in the General Motors ("GM") 1998 Annual Report to the Securities and Exchange Commission ("SEC") on Form 10-K. In addition, the following discussion excludes purchase accounting adjustments related to GM's acquisition of Hughes (see Supplemental Data beginning on page 55).
   Statements made concerning expected financial performance, ongoing financial performance strategies, and possible future action which Hughes intends to pursue to achieve strategic objectives for each of its four principal business segments constitute forward-looking information. The implementation of these strategies and of such future actions and the achievement of such financial performance are each subject to numerous conditions, uncertainties and risk factors, and, accordingly, no assurance can be given that Hughes will be able to successfully accomplish its strategic objectives or achieve such financial performance. The principal important risk factors which could cause actual performance and future actions to differ materially from forward-looking statements made herein include economic conditions, product demand and market acceptance, government action, ability to obtain export licenses, competition, ability to achieve cost reductions, technological risk, ability to address the year 2000 issue, interruptions to production attributable to causes outside of Hughes' control, the success and timeliness of satellite launches, in-orbit performance of satellites and Hughes' ability to access capital to maintain its financial flexibility.

General

   During 1998, four Hughes-built satellites experienced the failure of a primary spacecraft control processor ("SCP"). Three of these satellites were owned and operated by PanAmSat and the fourth was owned by DIRECTV. With the exception of the Galaxy(R) IV satellite, operated by PanAmSat, control of the satellites was automatically switched to the spare SCP and the spacecraft are operating normally. The spare SCP on the Galaxy IV satellite had previously failed, resulting in the loss of the satellite.
   An extensive investigation by Hughes revealed that electrical shorts involving tin-plated relay switches are the most likely cause of the primary SCP failures. The failure of the second SCP on Galaxy IV appears to be unrelated and is being treated as an isolated anomaly. Although there exists the possibility of failure of other currently operating SCP's, Hughes believes the probability of a primary and spare SCP failing in any one in-orbit HS-601 satellite is low. Hughes believes that the phenomenon will not be repeated on satellites currently being built and those ready for launch, although there can be no assurance in this regard.
   During April 1999, the primary SCP failed on a satellite built by Hughes for an unaffiliated customer. While the investigation into the cause of the failure is still in process, it is possible that the failure was caused by the same factors that caused the SCP failures described above.
   Battery anomalies have occurred on two other Hughes-built PanAmSat satellites. In both cases, battery cells have failed resulting in the need to shut-off a number of transponders for a brief time during twice-yearly eclipse periods. To date, the impact on customers has been minimal. There can be no assurance, however, that service to all full-time customers will not be interrupted for brief periods during future eclipse periods or that additional battery cell failures will not occur in the future. Such future service interruptions, depending on their extent, could result in a claim by affected customers for termination of their transponder agreements or the displacement of other customers. PanAmSat is developing solutions for its customers that may include transition of the affected services to other PanAmSat satellites or the launch of replacement satellites.
   In addition, following the launch of a PanAmSat satellite that was not built by Hughes, an error by the satellite's manufacturer was discovered that affected the geographical coverage or flexibility of a number of the transponders on the satellite. PanAmSat is evaluating the impact of the error and currently believes that a portion of those transponders will not be marketable for their intended purpose, although the affected transponders may be capable of generating revenue at a reduced rate.
     In 1998, PanAmSat adopted a comprehensive satellite expansion and restoration plan pursuant to which PanAmSat would expand its fleet of satellites in 1999 and 2000. The additional satellites are intended to meet the expected demand for additional satellite capacity, replace capacity affected by satellite anomalies, and provide added backup to existing capacity. In connection with the plan, seven satellites are under construction by Hughes Space and Communications Company ("HSC"). As a result of manufacturing delays being experienced by HSC, however, it is expected that there will be delays in the launch of these satellites. PanAmSat now expects to launch one additional satellite in 1999, followed by five satellites in 2000 and one in 2001. It is expected that these delays will result in 1999 revenues and earnings at PanAmSat that are significantly lower than previously anticipated. A substantial portion of these revenues and earnings previously anticipated in 1999 are expected to be recognized in future years after the satellites commence commercial service.

                        HUGHES ELECTRONICS CORPORATION

   On February 24, 1999, the Department of Commerce notified Hughes that it intended to deny a U.S. government export license Hughes was required to obtain in connection with a contract with Asia-Pacific Mobile Telecommunications Satellite Pte. Ltd. ("APMT") for the provision of a satellite-based mobile telecommunications system. As a result, APMT and Hughes terminated the contract on April 9, 1999, resulting in a pre-tax charge to Hughes' earnings of $92 million in the first quarter of 1999.
   Hughes had maintained a suit against the U.S. government since September 1973 regarding the U.S. government's infringement and use of a Hughes patent covering "Velocity Control and Orientation of a Spin Stabilized Body," principally satellites (the "Williams Patent"). In April 1998, the U.S. Court of Appeals for the Federal Circuit reaffirmed earlier decisions in the Williams Patent case including the award of $114.0 million in damages, plus interest. In March 1999, Hughes received and recognized as income a $154.6 million payment from the U.S. government as a final settlement of the suit.
   There is a pending grand jury investigation into whether Hughes should be indicted for criminal violations of the export control laws arising out of the participation of two of its employees on a committee formed to review the findings of the Chinese engineers regarding the failure of a Long March rocket in China in 1996. Hughes is also subject to the authority of the State Department to impose sanctions for non-criminal violations of the Arms Export Control Act. The possible criminal and/or civil sanctions could include fines as well as debarment from various export privileges and participation in government contracts. Hughes does not expect the grand jury investigation or State
Department review to result in a material adverse effect upon its business. However, there can be no assurance as to those conclusions. In addition, a congressional committee chaired by Representative Cox has prepared a report that is expected to be publicly released during May 1999. This report may contain negative commentary about the compliance of U.S. satellite manufacturers, including Hughes, with export control laws.
   On March 17, 1999, Hughes announced its intent to make an initial investment of $1.4 billion in the Spaceway(TM) satellite system. The Spaceway system, when completed, will provide for high speed, two-way communications of video, voice and data direct to companies and individual consumers. Hughes expects that the initial investment will allow it to build three high-powered satellites to provide broadband network services "on demand" for video-conferencing, data transfer and other purposes in North America in 2002. Hughes is currently investigating subsequent phases in which Hughes would provide Spaceway services to most of the world using high-orbit satellites as well as complementary services from a low-orbit system. These subsequent phases would require significant additional investment.
   On May 5, 1999, DIRECTV announced plans for delivering local broadcast network channels by satellite to DIRECTV customers in major metropolitan areas across the United States. The delivery of local network channels into DIRECTV's domestic local markets, also referred to as local-into-local, is contingent upon Federal Communications Commission approval of the acquisition of the remaining Tempo high-power satellite assets (see discussion of the Tempo transaction in Acquisitions and Divestitures, below) and the passage by Congress of legislation that has been introduced that will allow satellite companies to provide the local-into-local service. DIRECTV plans to utilize its existing satellites to deliver the local-into-local service to New York and Los Angeles markets, and utilize the Tempo frequencies to deliver the local-into-local service to DIRECTV's other major metropolitan markets. To receive local channels, outside the Los Angeles and New York markets, consumers will have to purchase a small elliptical-shaped dish, which will be available later this year. There can be no assurance that the Federal Communications Commission will approve the transfer of the Tempo satellite assets or that the Tempo transaction will be consummated. Additionally, there can be no assurance that the necessary legislation will be passed by Congress.
   On May 11, 1999, it was announced that DIRECTV and Hughes Network Systems will collaborate with America Online ("AOL") on a new service that will combine digital satellite television programming from DIRECTV with AOL 's new interactive television Internet service. Hughes Network Systems will design and build dual-purpose DIRECTV/AOL receiver equipment. The new service will be suited for both frequent Internet users and the mass market consumer who wants to connect to the Internet through their television.

Results of Operations

   Revenues. First quarter 1999 revenues increased 12.5% to $1,451.8 million compared with $1,291.0 million in the first quarter of 1998. The increase in first quarter 1999 revenues reflects continued growth in the DIRECTV(R) businesses.
   Direct-To-Home Broadcast segment first quarter 1999 revenues increased 43.5% to $556.6 million from $387.9 million in the first quarter of 1998. The increase resulted from continued record subscriber growth, higher average monthly revenue per subscriber and low subscriber churn rates. Domestic DIRECTV contributed significantly to this growth with quarterly revenues of $474 million, a 34% increase over last year's first quarter revenues of $353 million. With its best-ever first quarter of 304,000 net new subscribers in the United States, total DIRECTV(R) subscribers grew to 4,762,000 as of March 31, 1999. Hughes' Latin American DIRECTV subsidiary, Galaxy Latin America ("GLA") nearly doubled its revenues to $61 million from $31 million in the first quarter of 1998. With the addition of 70,000 net new subscribers in the first quarter, an 84% increase over the 38,000 net new subscribers acquired in the same period last year, cumulative DIRECTV subscribers in Latin America were 554,000 as of March 31, 1999.

                        HUGHES ELECTRONICS CORPORATION

   The Satellite Services segment's first quarter 1999 revenues increased to $193.5 million compared with $193.0 million in the prior year. The slight change in revenues resulted primarily from an increase in telecommunication services revenue, primarily due to growth in data and Internet-related service agreements.
   For the first quarter of 1999, revenues for the Satellite Systems segment increased to $630.3 million from revenues of $624.3 million for the same period in 1998. Increased sales to commercial customers of $31 million, including Thuraya Satellite Telecommunications, ICO Global Communications and PanAmSat were largely offset by $25 million of lower sales on government contracts such as UHF Follow-on and Tracking and Data Relay Satellites ("TDRS").
   First quarter 1999 revenues for the Network Systems segment were $230.9 million compared with $184.7 million in the same period last year, an increase of 25.0%. This increase in revenues was primarily due to a higher sales of DIRECTV(TM) receiver equipment and satellite-based mobile telephony systems.
   Costs and Expenses. Selling, general and administrative expenses increased to $404.8 million in the first quarter of 1999 from $302.6 million in the same period of 1998. The increase resulted primarily from higher programming, marketing and subscriber acquisition costs in the Direct-To-Home Broadcast segment. The increase in depreciation and amortization expense to $123.0 million in the first quarter of 1999 from $97.7 million in the same period of 1998, resulted primarily from higher depreciation due to additions to PanAmSat's satellite fleet and increased goodwill amortization related to the purchase of an additional 9.5% interest in PanAmSat.
   Operating Profit/(Loss). Hughes incurred an operating loss of $36.8 million in the first quarter of 1999 compared with operating profit and operating profit margin, on the same basis, of $83.6 million and 6.5%, respectively, in the first quarter of 1998. The operating loss in the first quarter of 1999 was principally a result of a one-time pre-tax charge of $92.0 million resulting from the termination of the APMT contract and $25.3 million of higher depreciation and amortization expense discussed above.
   The operating loss in the Direct-To-Home Broadcast segment for the first quarter of 1999 was $23.4 million compared with an operating loss of $31.6 million in the first quarter of 1998. The lower operating loss in 1999 was principally due to increased subscriber revenues that more than offset increased programming, marketing and subscriber acquisition costs. Domestic DIRECTV reported operating profit for the first quarter of 1999 of $5 million compared with an operating loss of $10 million in the first quarter of 1998. GLA's first quarter operating loss for 1999 was $28 million compared with $22 million in the same period of 1998. The higher operating loss for GLA in the first quarter of 1999 was primarily due to the increased cost of its new higher-capacity Galaxy VIII-i satellite and increased advertising expenditures.
   In 1999, domestic DIRECTV's cost of acquiring new subscribers is expected to increase due to, among other things, incentives granted by United States Satellite Broadcasting Company, Inc. ("USSB") to manufacturers of DIRECTV receiving equipment which will be assumed upon the successful completion of the USSB acquisition. In addition, depending on the competitive environment, subscriber acquisition costs could increase further due to increased incentives to dealers and consumers. Beyond 1999, subscriber acquisition costs will continue to be largely determined by the competitive environment. Additionally, the international DIRECTV businesses, due to competition, may also have to incur increased subscriber acquisition costs through competitive offers in the future to maintain or improve their market positions.
   The Satellite Services segment operating profit in the first quarter of 1999 decreased 7.7% to $79.1 million from $85.7 million in the same period of 1998. The decrease in operating profit was due to increased depreciation related to additions to PanAmSat's satellite fleet. As a result, operating profit margin for the first quarter of 1999 declined to 40.9% from 44.4% in the same period last year.
   The Satellite Systems segment reported an operating loss in the first quarter of 1999 of $14.4 million compared to operating profit of $55.1 million and operating profit margin of 8.8% in the first quarter of 1998. The operating loss in the first quarter of 1999 resulted from the one-time pre-tax charge of $81.0 million resulting from the termination of the APMT contract. Excluding the one-time charge, operating profit increased $11.5 million or 20.9% over 1998, primarily due to earnings adjustments in the first quarter of 1999 on several commercial satellite contracts.
   The Network Systems segment operating loss in the first quarter of 1999 was $17.8 million compared with an operating loss of $11.9 million in the first quarter of 1998. The higher operating loss in the first quarter of 1999 was primarily due to a one-time pre-tax charge of $11.0 million resulting from the termination of the APMT contract. Excluding the one-time pre-tax charge, the segment's operating loss for the first quarter was $6.8 million. The decrease in operating loss was primarily due to higher sales of DIRECTV receiver equipment and satellite-based mobile telephony systems.









                                     - 43

                        HUGHES ELECTRONICS CORPORATION

   Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA"). EBITDA is defined as operating profit (loss), plus depreciation and amortization. EBITDA is not presented as an alternative measure of operating results or cash flow from operations, as determined in accordance with generally accepted accounting principles. Hughes management believes it is a meaningful measure of performance and is commonly used by other large communications, entertainment and media service providers. EBITDA does not give effect to cash used for debt service requirements and thus does not reflect funds available for investment in the business of Hughes, dividends or other discretionary uses. In addition, EBITDA as presented herein may not be comparable to similarly titled measures reported by other companies. EBITDA margin is calculated by dividing EBITDA by total revenues.
   For the first quarter of 1999, EBITDA, excluding a one-time charge of $92.0 million in 1999 related to the termination of the APMT contract, was $178.2 million versus $181.3 million for the same period in 1998. EBITDA margin on the same basis was 12.3% for the first quarter of 1999 compared to 14.0% in the first quarter of 1998.
   Direct-To-Home Broadcast had positive EBITDA in the first quarter of 1999 of $3.9 million compared with negative EBITDA of $9.1 million in the first quarter of 1998. Domestic DIRECTV contributed significantly to this growth with EBITDA of $25 million in the first quarter of 1999 compared to $8 million in last year's quarter as strong revenue growth outpaced increased programming, marketing and subscriber acquisition costs. As a result, EBITDA margin in the first quarter of 1999 increased to 5.2% from 2.3% in the same period of 1998. This gain was partially offset by GLA's larger negative EBITDA in the first quarter of 1999 of $20 million compared to $13 million in the same period of 1998, primarily due to the increased cost of the new higher-capacity Galaxy VIII-i satellite and increased advertising expenditures.
   For  Satellite  Services,  EBITDA in the  first  quarter  of 1999 was  $145.9 million compared with $140.2 million in the same period of last year. EBITDA margin increased to 75.4% versus 72.6% in last year's first quarter. The increases in EBITDA and EBITDA margin were principally due to lower satellite leaseback expenses resulting from the exercise of certain early buy-out options under sale-leaseback agreements during the first quarter of 1999.
   Excluding the 1999 first quarter pre-tax charge of $81.0 million related to the termination of the APMT contract, EBITDA for the Satellite Systems segment increased to $79.6 million from $65.8 million in the first quarter of 1998. The increase included earnings adjustments in the current quarter on several commercial satellite contracts. As a result, EBITDA margin, on the same basis, was 12.6% for the first quarter of 1999 compared to 10.5% for the first quarter of 1998.
   Network Systems' EBITDA, excluding a pre-tax charge of $11.0 million resulting from the termination of the APMT contract under which Hughes Network Systems was providing ground network equipment and handsets, grew to $5.1 million in the first quarter of 1999, compared to a negative EBITDA of $3.4 million in the first quarter of 1998. EBITDA margin on the same basis was 2.2% compared to a negative EBITDA margin in the first quarter of 1998. The increase in EBITDA was primarily due to the higher sales discussed above.
   Interest Income and Expense. Interest income decreased to $13.6 million in the first quarter of 1999 compared with $37.5 million in the first quarter of 1998. The decrease in interest income was due to lower cash balances in the first quarter of 1999 compared to 1998 which resulted from the purchase of an additional 9.5% interest in PanAmSat, additional capital expenditures for satellites, payment to GM for the Delco post-closing price adjustment, a payment for certain of the Tempo assets in March 1999, and the early buy-out of a satellite sale-leaseback at PanAmSat. Interest expense increased $3.9 million in the first quarter of 1999 from the same period in 1998 due to the increase in PanAmSat's borrowings to finance the early buy-out of a satellite sale-leaseback and from an additional $170.1 million of borrowings related to SurFin Ltd. ("Surfin").
   Other,  net.  Other,  net in the first  quarter of 1999  reflects  the $154.6 million pre-tax gain related to the settlement of the Williams Patent infringement case offset by losses from unconsolidated subsidiaries of $30.6 million attributable principally to equity investments in American Mobile Satellite Corporation ("AMSC") and DIRECTV Japan. The first quarter 1998 amount includes losses from unconsolidated subsidiaries of $28.9 million, primarily related to AMSC, DIRECTV Japan and SurFin.
   Income Taxes. The effective income tax rate was 33.3% in the first quarter of 1999 and 37.5% in the first quarter of 1998. The decrease in the first quarter 1999 effective tax rate compared to the same period of 1998 reflects the favorable resolution of tax contingencies related to prior years.
   Accounting Change. In 1998, Hughes adopted American Institute of Certified Public Accountants Statement of Position ("SOP") 98-5, Reporting on the Costs of Start-Up Activities. SOP 98-5 requires that all start-up costs previously capitalized be written off and recognized as a cumulative effect of accounting change, net of taxes, as of the beginning of the year of adoption. On a prospective basis, these types of costs are required to be expensed as incurred. The unfavorable cumulative effect of this accounting change was $9.2 million after-tax, or $0.02 per share of GM Class H common stock in the first quarter of 1998.
     Earnings. 1999 first quarter earnings increased to $78.3 million from $44.5 million in the first quarter of 1998. Basic earnings per share for the first quarter were $0.20 per share versus earnings per share of $0.11 in the first quarter of 1998.

                                     - 44

                        HUGHES ELECTRONICS CORPORATION

Liquidity and Capital Resources
     Cash and Cash Equivalents. Cash and cash equivalents were $780.0 million at March 31, 1999 compared to $1,342.1 million at December 31, 1998. The $562.1 million decline during the quarter was due to additional capital expenditures for satellites, a payment for certain of the Tempo Satellite assets (see "Acquisitions and Divestitures"), the early buy-out of a satellite sale-leaseback at PanAmSat and general working capital requirements.
   Cash provided by operating activities for the first quarter of 1999 was $6.5 million, compared to cash used by operating activities of $38.7 million in the first quarter of 1998. This change was due primarily to the increase in net income, which included the Williams Patent settlement.
   Net cash used in investing activities was $660.7 million for the three months ended March 31, 1999 and $395.6 million for the same period in 1998. The substantial increase in 1999 compared to 1998 resulted from increased investments in companies, net of cash acquired, which included the acquisition
of  the  Tempo  Satellite   assets  (see  "Acquisitions  and Divestitures") and
the early buy-out of a satellite sales-leaseback at PanAmSat.
   Net cash provided by financing activities was $92.1 million for the first quarter of 1999, compared with $150.0 million for first quarter 1998. The 1999 financing activities reflect lower net borrowings compared to 1998.
   Liquidity Measurement. As a measure of liquidity, the current ratio (ratio of current assets to current liabilities) at March 31, 1999 and December 31, 1998 was 1.69 and 1.91, respectively. Working capital decreased by $518.4 million to $1,318.5 million at March 31, 1999 from $1,836.9 million at December 31, 1998.
   Dividend Policy and Use of Cash. Since the completion of the recapitalization of Hughes in late 1997, the GM Board has not paid, and does not currently intend to pay in the foreseeable future, cash dividends on its GM Class H common stock. Similarly, since such time, Hughes has not paid dividends to GM and does not currently intend to do so in the foreseeable future. Future Hughes earnings, if any, are expected to be retained for the development of the businesses of Hughes. Expected cash requirements for the remainder of 1999 relate to capital expenditures for property and equipment and expenditures for additional satellites of approximately $1.6 billion, the early buy-out of satellite sale-leasebacks, the funding of business acquisitions, including the acquisitions discussed below and additional equity investments. These cash requirements are expected to be funded from a combination of existing cash balances, amounts available under existing credit facilities, additional borrowings and equity offerings, as needed. Also, although Hughes may be required to make a cash payment to or receive a cash payment from Raytheon, the amount of a cash payment to or from Raytheon, if any, is not determinable at this time.
   Debt and Credit Facilities. At March 31, 1999, Hughes' 59.1% owned subsidiary, SurFin, had a total of $170.1 million outstanding under two separate $150.0 million unsecured revolving credit facilities. These facilities are expected to be replaced in May 1999 with a single $400.0 million unsecured revolving credit facility.
   In January 1998, PanAmSat issued five, seven, ten and thirty-year notes totaling $750.0 million. The proceeds received were used by PanAmSat to repay $600.0 million of outstanding borrowings.
   PanAmSat maintains a $500.0 million multi-year revolving credit facility and a $500.0 million commercial paper program. The multi-year revolving credit facility provides for a commitment through December 24, 2002. Borrowings under the credit facility and commercial paper program are limited to $500.0 million in the aggregate and are expected to be used to fund PanAmSat's satellite expansion program. No amounts were outstanding under the credit facility at March 31, 1999. $85.0 million was outstanding under the commercial paper program at March 31, 1999.
   At March 31, 1999, other long-term debt of $21.6 million was outstanding. Hughes has $1.0 billion of unused credit available under two unsecured revolving credit facilities, consisting of a $750.0 million multi-year facility and a $250.0 million 364-day facility. The multi-year credit facility provides for a commitment of $750.0 million through December 5, 2002 and the 364-day credit facility provides for a commitment of $250.0 million through December 1, 1999. No amounts were outstanding under either facility at March 31, 1999. These facilities provide backup capacity for Hughes' $1.0 billion commercial paper program. No amounts were outstanding under the commercial paper program at March 31, 1999.













                                     - 45

                        HUGHES ELECTRONICS CORPORATION

   In order to fund the purchase price of PRIMESTAR, on April 28, 1999, Hughes borrowed $500.0 million under a term-loan which is expected to be repaid from the proceeds of the equity offering and related GM contribution (as discussed below).
   Hughes has filed a shelf registration statement with the Securities and Exchange Commission with respect to an issuance of debt securities from time to time. Hughes expects to issue between $500 million and $1 billion of these securities in the third and fourth quarters of 1999. GM filed on May 5, 1999, a registration statement on Form S-3 with the Commission with respect to a proposed issuance of $500.0 million of Class H common stock plus a customary over-allotment option . GM will contribute to Hughes the net proceeds from the Class H offering, together with an additional $500.0 million on or about the closing of the equity offering which is expected to be completed by mid 1999. Hughes will use these funds principally to repay debt Hughes incurred in connection with the PRIMESTAR/Tempo Satellite and USSB transactions.
   Acquisitions and Divestitures. On January 22, 1999, Hughes agreed to acquire PRIMESTAR's 2.3 million subscriber medium-power direct-to-home satellite business and the high-power satellite assets and direct-broadcast satellite orbital frequencies of Tempo Satellite, a wholly-owned subsidiary of TCI Satellite Entertainment, Inc. The transactions will be accounted for using the purchase method of accounting. On April 28, 1999, the acquisition of PRIMESTAR's direct-to-home business was completed. The purchase price consisted of $1.1 billion in cash and 4,871,448 shares of GM Class H common stock, for a total purchase price of $1.33 billion, based on the average market price of $47.87 per share of Class H common stock at the time the acquisition agreement was signed. The purchase price for the Tempo Satellite assets consists of $500.0 million in cash. Of this purchase price, $150.0 million was paid on March 10, 1999 for a satellite that has not yet been launched. The remaining $350.0 million is for an in-orbit satellite and related satellite orbital frequencies. Such amount is payable upon Federal Communications Commission approval of the transfer of the 11 frequencies, which is expected in mid-1999. There can be no assurance that the Federal Communications Commission will approve this transfer or that this portion of the Tempo Satellite transaction will be consummated.
   In December 1998, Hughes agreed to acquire all of the outstanding capital stock of USSB. USSB provides direct-to-home premium satellite programming in conjunction with DIRECTV's basic programming service. USSB launched its service in June 1994 and, as of March 31, 1999, had more than 2.2 million subscribers nationwide, over 90% of whom are also DIRECTV subscribers. The acquisition will be accounted for using the purchase method of accounting. The purchase price, consisting of cash and GM Class H common stock, will be determined at closing based upon an agreed-upon formula and will not exceed $1.62 billion in the aggregate. Subject to certain limitations in the merger agreement, USSB shareholders will be entitled to elect to receive cash or shares of GM Class H common stock. The amount of cash to be paid in the merger cannot be less than
30% or greater than 50% of the aggregate purchase price with the remaining consideration consisting of GM Class H common stock. The merger, which is subject to USSB shareholder approval, is expected to close in the second quarter of 1999.
     In October 1998, Hughes agreed to acquire, pending regulatory approval in Mexico, an additional ownership interest in Grupo GalAXY mEXICANA, s.a. DE c.v.("GGM"), a GLA local operating company located in Mexico, from Grupo MVS, S.A. de C.V. The GGM transaction was completed in February 1999 upon receipt of government regulatory approval in Mexico. Hughes' equity ownership represents 49.0% of the voting equity and all of the non-voting equity of GGM. The GGM transaction was accounted for using the purchase method of accounting. The increased ownership resulted in GGM's consolidation since the date of acquisition.
     The PRIMESTAR and USSB transactions and the equity offering will result in an increase to the total shares of GM Class H common stock outstanding. Those transations, along with GM capital contribution will also cause an increse in the Class H dividend base. These increases will result in a change to the fraction used to calculate the Available Separate Consolidated Net Income ("ASCNI") of Hughes. See further discussion of ASCNI in Note 4 to the Notes to the Financial Statements.
     New Accounting Standards. In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 requires all derivatives to be recorded as either assets or liabilities and the instruments to be measured at fair value. Gains or losses resulting from changes in the values of those derivatives are to be recognized immediately or deferred depending on the use of the derivative and whether or not it qualifies as a hedge. Hughes plans to adopt SFAS No. 133 by January 1, 2000, as required. Management is currently assessing the impact of this statement on Hughes' results of operations and financial position.

Year 2000

   Many computer technologies made or used by Hughes throughout its business have the potential for operational problems if they lack the ability to handle the transition to the Year 2000. Computer technologies include both information technology ("IT") in the form of hardware and software, as well as non-information technology ("Non-IT") which includes embedded technology such as microprocessors.

                        HUGHES ELECTRONICS CORPORATION

   Because of the potential disruption that this issue could cause to Hughes' business operations and its customers, a comprehensive, company-wide, Year 2000 program was initiated in 1996 to identify and remediate potential Year 2000 problems. The Year 2000 program addresses both IT and Non-IT systems related to internal systems and Hughes' products and services.
   Hughes' Year 2000 program is being implemented in seven phases, some of which are being conducted concurrently:
   (1)Awareness - establish project teams made up of project leaders from each Hughes operating company, assign responsibilities and establish awareness of Year 2000 issues. The awareness phase has been completed.
   (2)Inventory - identify all systems within Hughes, determine if they are critical and identify responsible personnel for compliance. The inventory phase has been completed. Many of Hughes' systems are already Year 2000 compliant, or had already been scheduled for replacement as part of Hughes' ongoing systems plans.
   (3)Assessment - categorize all systems and determine activities that are required to achieve compliance, including contacting and assessing the Year 2000 readiness of material third party vendors and suppliers of hardware and software. The assessment phase is substantially complete. A detailed assessment of the ground stations is in progress and final plans are being prepared. All critical systems have been identified in this phase and are the primary focus of the project teams. Critical systems identified requiring remediation include satellite control and communication software, broadcast systems, systems utilized in customer service/billing, engineering and manufacturing operations. Hughes has also identified the need to upgrade network control software for customers who have maintenance agreements with Hughes. Hughes' in-orbit satellites do not have date-dependent processing.
   (4)Remediation - modify, repair or replace categorized systems. Remediation has begun on many systems and is targeted for completion by the end of the second quarter of 1999, with the exception of satellite control software , which is expected to be completed early in the fourth quarter of 1999. The remediation tasks for the satellite ground control software and ground stations delivered by Hughes are being coordinated with Raytheon, the supplier.
   (5)Testing - test remediated systems to assure normal function when placed in their original operating environment and further test for Year 2000 compliance. Overall testing is completed at approximately the same time as remediation due to the overlap of the remediation and testing phases. Testing is currently underway and is expected to be a primary focus of the project teams over the next several quarters. Hughes expects to complete this phase shortly after the remediation phase, with on-going review and follow-up.
   (6)Implementation  - once a remediated  system and its  interfaces  have been successfully tested, the system will be put into its operating environment. A number of remediated systems have already been put back into operations. The remaining remediated systems will be put into operations during 1999.
   (7)Contingency Planning - development and execution of plans that narrow the focus on specific areas of significant concern and concentrate resources to address them. All Year 2000 critical systems are expected to be Year 2000 compliant by the end of 1999. However, Hughes is in the process of developing contingency plans to address the risk of any system not being Year 2000 compliant and expects to complete such plans in the third quarter of 1999. Hughes currently believes that the most reasonably likely worst case scenario is a temporary loss of functionality in satellite control and communication software. The loss of real-time satellite control software functionality would be addressed through the use of back-dated processors or through manual procedures but could result in slightly higher operating costs until the Year 2000 problems are corrected.

   Hughes is utilizing both internal and external resources for the remediation and testing of its systems that are undergoing Year 2000 modification. Hughes' Year 2000 program is generally on schedule, with the exception of the satellite control software which is expected to be completed early in the fourth quarter of 1999. Hughes has incurred and expensed approximately $4.0 million during the first quarter of 1999 and approximately $7.0 million during 1998, related to the assessment of, and on-going efforts in connection with, its Year 2000 program. Future spending for system remediation and testing are currently estimated to be from $13 million to $17 million, with the majority of the expense expected to be incurred by mid-1999. Each Hughes operating company is funding its respective Year 2000 efforts with current and future operating cash flows.

                        HUGHES ELECTRONICS CORPORATION

   Hughes has mailed Year 2000 verification request letters to its suppliers and other third parties and is coordinating efforts to assess and reduce the risk that Hughes' operations could be adversely affected by the failure of these third parties to adequately address the Year 2000 issue. A high percentage of the third parties have replied and a large number of Hughes' third parties' systems are Year 2000 compliant or are expected to be Year 2000 compliant in a timely manner. For those third party systems that are not yet Year 2000 compliant, Hughes will continue to identify action plans or alternatives to meet Hughes' requirements.
   In view of the foregoing, Hughes does not currently anticipate that it will experience a significant disruption of its business as a result of the Year 2000 issue. However, there is still uncertainty about the broader scope of the Year 2000 issue as it may affect Hughes and third parties that are critical to Hughes' operations. For example, lack of readiness by electrical and water utilities, financial institutions, governmental agencies or other providers of general infrastructure could pose significant impediments to Hughes' ability to carry on its normal operations. If the modifications and conversions required to make Hughes Year 2000 ready are not made or are not completed on a timely basis and in the event that Hughes is unable to implement adequate contingency plans in the event that problems are encountered internally or externally by third parties, the resulting problems could have a material adverse effect on Hughes' results of operations and financial condition.

Security Ratings
   In March 1999, Standard and Poor's Rating Services ("S&P") lowered the long-term debt rating of Hughes from A- to BBB. The S&P BBB credit rating indicates the issuer has adequate capacity to pay interest and repay principal. Additionally, S&P affirmed its A-2 rating on Hughes' commercial paper. The A-2 commercial paper rating is the third highest category available and indicates a strong degree of safety regarding timely payment. S&P's ratings outlook for Hughes remains developing.
   In April 1999, Moody's Investors Service ("Moody's") lowered the long-term credit rating of Hughes from Baa1 to Baa2. The Baa2 rating for senior debt indicates medium-grade obligations with adequate likelihood of interest and principal payment and principal security. Moody's ratings for Hughes' commercial paper remained unchanged at P-2. The rating is the second highest rating available and indicates that the issuer has a strong ability for repayment relative to other issuers. Moody's ratings outlook for Hughes's long-term and short-term debt is stable.
   Debt ratings by the various rating agencies reflect each agency's opinion of the ability of issuers to repay debt obligations punctually. The lowered ratings reflect increased financial leverage at Hughes resulting from a significant acceleration of its growth initiatives, including the PRIMESTAR/Tempo Satellite and USSB transactions, PanAmSat's satellite deployment and restoration plan, and the investment in Spaceway. Lower ratings generally result in higher borrowing costs. A security rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Supplemental Data
   The financial statements reflect the application of purchase accounting adjustments as previously discussed. However, as provided in GM's Restated Certificate of Incorporation, the earnings attributable to GM Class H common stock for purposes of determining the amount available for the payment of dividends on GM Class H common stock specifically excludes such adjustments. More specifically, amortization of the intangible assets associated with GM's purchase of Hughes amounted to $5.3 million for the first quarters of 1999 and 1998. Such amounts are excluded from the earnings available for the payment of dividends on GM Class H common stock and are charged against earnings available for the payment of dividends on GM's $1-2/3 par value common stock. Unamortized purchase accounting adjustments associated with GM's purchase of Hughes were $421.3 million at March 31, 1999 and $426.6 million at December 31, 1998.
   In order to provide additional analytical data to the users of Hughes' financial information, supplemental data in the form of unaudited summary pro forma financial data are provided. Consistent with the basis on which earnings of Hughes available for the payment of dividends on the GM Class H common stock is determined, the pro forma data exclude purchase accounting adjustments related to GM's acquisition of Hughes. Included in the supplemental data are certain financial ratios which provide measures of financial returns excluding the impact of purchase accounting adjustments. The pro forma data are not presented as a measure of GM's total return on its investment in Hughes.










                                     - 48

                        HUGHES ELECTRONICS CORPORATION

                 Unaudited Summary Pro Forma Financial Data*

                   Pro Forma Condensed Statement of Income



                                                         Three Months Ended
                                                            March  31,
                                                         1999        1998
                                                         ----        ----
                                                        (Dollars in  Millions
                                                       Except per Share Amounts)


Total revenues                                        $1,451.8      $1,291.0
Total operating costs and expenses                     1,488.6       1,207.4
                                                       -------       -------
Operating (loss) profit                                  (36.8)         83.6
Non-operating income                                     144.4           0.2
Income taxes                                              35.8          31.4
Minority interests in net losses of subsidiaries           6.5           1.3
Cumulative effect of accounting change                       -          (9.2)
                                                        ------         -----

Earnings Used for Computation of Available
  Separate Consolidated Net Income                       $78.3         $44.5
                                                          ====          ====

Earnings Attributable to General Motors Class H
   Common Stock on a Per Share Basis
    Basic                                                $0.20         $0.11
                                                          ====          ====
    Diluted                                              $0.19         $0.11
                                                          ====          ====


Earnings Attributable


                      Pro Forma Condensed Balance Sheet

                                                      March 31,  December 31,
                      Assets                            1999        1998
                                                        ----        ----
                                                      (Dollars in Millions)

Total Current Assets                                 $3,216.7      $3,846.4
Satellites, net                                       3,580.5       3,197.5
Property, net                                         1,061.2       1,059.2
Net Investment in Sales-type Leases                     167.9         173.4
Intangible Assets, Investments and Other Assets, net  4,964.1       4,731.9
Total Assets                                        $12,990.4     $13,008.4

                Liabilities and Stockholder's Equity

Total Current Liabilities                            $1,898.2      $2,009.5
Long-Term Debt                                          856.6         778.7
Postretirement Benefits Other Than Pensions,
  Other Liabilities and Deferred Credits              1,720.2       1,783.2
Minority Interests                                      485.6         481.7
    Total Stockholder's Equity (1)                    8,029.8       7,955.3
                                                      -------     ---------
    Total Liabilities and Stockholder's Equity (1)  $12,990.4     $13,008.4
                                                     ========      ========


 * The  summary  excludes  purchase  accounting   adjustments  related  to  GM's
   acquisition of Hughes.

(1)General Motors' equity in its wholly-owned subsidiary, Hughes. Holders of GM Class H common stock have no direct rights in the equity or assets of Hughes, but rather have rights in the equity and assets of GM (which includes 100% of the stock of Hughes).


                                     - 49

                        HUGHES ELECTRONICS CORPORATION

                       Pro Forma Selected Segment Data


                 Direct-To-
                 Home      Satellite  Satellite Network  Eliminations
                 Broadcast Services    Systems  Systems    and Other     Total
                 --------- --------    -------  -------    ---------     -----
(Dollars in Millions)
For the Three Months Ended:

March 31, 1999
Total Revenues    $556.6   $193.5     $630.3    $230.9    $(159.5)     $1,451.8
--------------------------------------------------------------------------------
Operating (Loss)
  Profit(3)       $(23.4)   $79.1     $(14.4)   $(17.8)    $(60.3)       $(36.8)
Operating Profit
  Margin               -     40.9%         -         -          -             -
EBITDA(3) (4)       $3.9   $145.9      $(1.4)    $(5.9)    $(56.3)        $86.2
EBITDA Margin(4)     0.7%    75.4%         -         -          -           5.9%
--------------------------------------------------------------------------------
Depreciation and
  Amortization     $27.3    $66.8      $13.0     $11.9       $4.0        $123.0
Capital
  Expenditures     $77.6(1)$339.8(2)   $12.3      $2.2     $(32.2)       $399.7
--------------------------------------------------------------------------------


March 31, 1998
Total Revenues    $387.9   $193.0     $624.3    $184.7     $(98.9)     $1,291.0
--------------------------------------------------------------------------------
Operating (Loss)
   Profit         $(31.6)   85.7       $55.1    $(11.9)    $(13.7         $83.6
Operating Profit
   Margin              -    44.4%        8.8%        -         -            6.5%
EBITDA(4)          $(9.1)  $140.2      $65.8     $(3.4)    $(12.2)       $181.3
EBITDA Margin(4)     -       72.6%      10.5%        -          -          14.0%
--------------------------------------------------------------------------------
Depreciation and
  Amortization     $22.5    $54.5      $10.7      $8.5       $1.5         $97.7
Capital
  Expenditures     $13.7   $249.6(2)   $10.7      $4.8     $125.9        $404.7
--------------------------------------------------------------------------------



* The Financial Statements reflect the application of purchase accounting adjustments related to GM's acquisition of Hughes. However, as provided in the General Motors' Restated Certificate of Incorporation, the earnings attributable to GM Class H common stock for purposes of determining the amount available for the payment of dividends on GM Class H common stock specifically excludes such adjustments. In order to provide additional analytical data, the above unaudited pro forma selected segment data, which exclude the purchase accounting adjustments related to GM's acquisition of Hughes, are presented.
(1)Includes expenditures related to satellites amounting to $53.0 million in the first quarter of 1999.
(2)Includes expenditures related to satellites amounting to $189.7 million and $145.6 million in 1999 and 1998, respectively. Also included in the 1999 and 1998 amount are $141.3 million and $96.6 million, respectively, related to the early buy-out of satellite sale-leasebacks.
(3)First quarter 1999 includes a charge of $81.0 million and $11.0 million at Satellite Systems and Network Systems, respectively, for the termination of the Asia-Pacific Mobile Telecommunications satellite systems contract due to export licenses not being issued.
(4)EBITDA is defined as operating profit (loss), plus depreciation and amortization. EBITDA is not presented as an alternative measure of operating results or cash flow from operations, as determined in accordance with generally accepted accounting principles. See discussion in Management's Discussion and Analysis of Financial Condition and Results of Operations.












                                * * * * * * *
                                    - 50-


                        HUGHES ELECTRONICS CORPORATION

           Unaudited Summary Pro Forma Financial Data* - Concluded

                      Pro Forma Selected Financial Data


                                               Three Months Ended
                                                   March 31,
                                              1999           1998
                                              ----           ----
                                            (Dollars in Millions)

Operating (loss) profit                     $(37)          $84
EBITDA (1)                                   $86          $181
EBITDA margin (2)                             5.9%        14.0%
Income before income taxes,
   minority interests
   and cumulative effect of
   accounting change                        $108           $84
Earnings used for computation of
   available separate consolidated
   net income                                $78           $45
Average number of GM Class H
   dividend base shares (3)                400.2         399.9
Stockholder's equity                      $8,030        $7,911
Working capital                           $1,319        $3,258
Operating profit as a percent of revenues    N/A           6.5%
Income from continuing operations before
   income taxes, minority interests and
   cumulative effect of accounting change
   as a percent of revenues                   7.4%         6.5%
Net income as a percent of revenues           5.4%         3.4%


*  The  summary  excludes  purchase  accounting   adjustments  related  to  GM's
   acquisition of Hughes .

(1)EBITDA is defined as operating profit (loss), plus depreciation and amortization. EBITDA is not presented as an alternative measure of operating results or cash flow from operations, as determined in accordance with generally accepted accounting principles. See discussion in Management's Discussion and Analysis of Financial Condition and Results of Operations.
(2) EBITDA margin is calculated by dividing EBITDA by total revenues. (3) Class H dividend base shares is used in calculating earnings attributable to GM Class H common stock on a per share basis. This is not the same as the average number of GM Class H shares outstanding, which was 106.3 million for the first quarter of 1999 and 104.1 million for the first quarter of 1998.



                                * * * * * * *







                                    - 51-